October 8, 2019

Thomas D. Hennessy
Co-Chief Executive Officer and President
PropTech Acquisition Corporation
3485 N. Pines Way, Suite 110
Wilson, WY 83014

       Re: PropTech Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted September 11, 2019
           Cik No. 0001784535

Dear Mr. Hennessy:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 11, 2019

Corporate Information, page 6

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 27

2. We note your disclosures beginning on page 126 regarding tax consequences that are uncertain, unclear or where there is absence of authority. Please add a risk factor to address the tax uncertainties investors will encounter by an investment in this offering.
 Thomas D. Hennessy
FirstNameAcquisition Corporation
PropTech LastNameThomas D. Hennessy
Comapany 2019
October 8, NamePropTech Acquisition Corporation
Page 2
October 8, 2019 Page 2
FirstName LastName
If we seek stockholder approval..., page 27

3. We note your disclosure regarding the number of public shares needed to vote in favor of an initial business combination if submitted to a vote and all outstanding shares are voted.
         Please revise to disclose the number of shares needed to vote in favor of the transaction if only the minimum number of shares required for a quorum vote, assuming all founder shares are voted.
You will not have any rights or interests..., page 30

4. We note your disclosure that shareholders will be entitled to funds in the trust account only on the earlier to occur of the listed events. If shareholders who have the rights to funds in connection with an amendment to your articles would then not have rights to the funds in connection with a subsequent business combination, please revise to clarify throughout.
If third parties bring claims against us..., page 33

5. If the transfer agent and warrant agent mentioned on page 120 are not going to execute the waiver agreement that you mention in this risk factor, please clarify your disclosure accordingly.
We are not registering the shares..., page 37

6. If the holders of warrants issued privately can exercise warrants while the holders of warrants issued in this offering cannot, please revise this risk factor to describe the risk to investors in this offering.
The provisions of our amended and restated certificate of incorporation..., page 47

7. Please address the risks if the referenced amendments are deemed to involve the issuance of a new security and you were not able to register the issuance of the new securities or rely upon an exemption from registration.
Our amended and restated certificate of incorporation will require..., page 53

8. Please expand your risk factor regarding your exclusive forum provision to address increased costs that stockholders may face to bring a claim. Also, where you refer to stockholders not being "deemed" to have waived your compliance with federal securities laws and the rules and regulations thereunder, like here and on page 122, please revise to clarify that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Management, page 99

9. Please revise to clarify who are the "four highly accomplished and engaged independent directors" referenced on page 3. Your current disclosure lists no independent directors.
 Thomas D. Hennessy
PropTech Acquisition Corporation
October 8, 2019
Page 3
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 108

10. It appears from your disclosure that, in the case of clause (f) in this section, the transferee will not be bound by the restrictions and agreements. Please tell us how you will distinguish between the public shares and the placement shares after such transfers and whether the transferees will have rights to the funds in the trust account.
Personal Holding Company Status, page 127

11. If you could become subject to the additional PHC tax, please disclose if there would be any impact on the amounts available in your trust account and include appropriate risk factor disclosure.
Allocation of Purchase Price and Characterization of a Unit, page 127

12. We note the disclosure that the "holder of a unit must allocate the purchase price paid by such holder for such unit between the one share of Class A common stock and the one-
         half warrant based on the relative fair market value of each at the time of issuance."
         Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Senior Attorney, at
202-551-3641 with any other questions.



FirstName LastNameThomas D. Hennessy                             Sincerely,
Comapany NamePropTech Acquisition Corporation
                                                                 Division of
Corporation Finance
October 8, 2019 Page 3                                           Office of
Manufacturing
FirstName LastName